J. STEVEN PATTERSON
202.887.4152/fax: 202.887.4288
spatterson@akingump.com
March 6, 2006
Max A. Webb
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Tim Hortons Inc. Registration Statement on Form S-1 File Number 333-130035
Dear Mr. Webb:
     On behalf of Tim Hortons Inc., a Delaware corporation (the “Registrant”), we would like to further discuss comment 1 contained in the Staff’s comment letter dated February 24, 2006 regarding Pre-Effective Amendment No. 2 to the Registrant’s registration statement filed on Form S-1 (the "Registration Statement”), File Number 333-130035, filed December 1, 2005.
     Comment 1 directed the Registrant to “remove from the cover page the firms that are not lead underwriters, or tell us in your response letter why you believe inclusion of the additional firms is so material under Item 501 of Regulation S-K as to merit inclusion on the cover page.”
     Item 501(b)(8)(i) of Regulation S-K requires that the registrant include, on the outside front cover page of the prospectus, the “[n]ame(s) of the lead or managing underwriter(s).” That Item does not require a listing of only the “lead or material managing underwriters,” nor does it require a listing of only the “lead managing underwriters.” Although most initial public offerings have multiple managing underwriters with different roles in the offering and thus different titles (e.g., “lead manager” or “book-running manager”), each of these underwriters typically is designated a “co-managing underwriter” in the offering. Thus, inclusion of all co-managing underwriters on the outside front cover page is consistent with the requirement under Item 501(b)(8)(i) to include the names of the “lead or managing underwriter(s),” and exclusion of some of the co-managing underwriters would be inconsistent with that requirement.
1111 Louisiana Street, 44th Floor / Houston, Texas 77002-5200 / 713.220.5800 / fax: 713.236.0822 / akingump.com

Securities and Exchange Commission
March 6, 2006

     The inclusion of all co-managing underwriters on the outside front cover page is consistent not only with the requirements under Regulation S-K, but also with market practice. The offering contemplated by the Registrant has 11 co-managing underwriters. This number of co-managing underwriters is typical of an offering with the size and complexity of that contemplated by the Registrant, particularly in light of the fact that the shares are being offered to the public in Canada as well as the US. The inclusion of those underwriters’ names on the outside front cover of the prospectus is also typical market practice. This is evident from a review of recent offerings: Since January 2005, 31 initial public offerings have occurred with at least seven co-managing underwriters (see the attached appendix). In each of those offerings, all of the co-managers were included on the outside front cover page of the prospectus.
     In addition, as noted on the SEC website, in the “Investor Education and Assistance” section (at http://www.sec.gov/investor/pubs/analysts.htm), investors will find a list of the lead or managing underwriters on the front cover of both the preliminary and final copies of the prospectus. By convention, the name of the lead underwriter — the firm that stands to make the most money on the deal — will appear first, and any co-managers will generally be listed second in alphabetical order.
     In the offering contemplated by the Registrant, Goldman, Sachs & Co. and RBC Capital Markets are the “lead underwriters” and the other nine are the “co-managers,” and the Registrant intends to list Goldman, Sachs & Co. and RBC Capital Markets first, followed by the other nine co-managers.
     Because the inclusion of all co-managing underwriters on the outside front cover page is consistent with Regulation S-K and market practice, the Registrant respectfully submits that all 11 co-managing underwriters should be listed on the outside front cover page of the prospectus contained within the Registration Statement.
     If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (202) 887-4152 or by facsimile at (202) 955-7614. Thank you for your assistance.

Very truly yours,

J. Steven Patterson

Securities and Exchange Commission
March 6, 2006

Enclosures

cc:	Michele M. Anderson, Legal Branch Chief

Cheryl Grant, Staff Attorney Linda Cverkel, Accountant Branch Chief Jeffrey Jaramillo, Staff Accountant Leon M. McCorkle, Jr., Wendy’s International, Inc. Robert E. Buckholz, Sullivan & Cromwell LLP

Appendix

Pricing	Issuer	Total	Total	No of	No of Co-	Number of
Date		Amount	Managers	Lead	managers	Managers on
				managers		The Front Cover
11/10/05	Clear Channel Outdoor Holdings Inc	630.0	17	5	12	17
05/10/05	Warner Music Group	554.2	16	6	10	16
02/10/05	Huntsman Corp	1,593.0	12	4	8	12
01/25/06	Chipotle Mexican Grill Inc	199.3	10	2	8	10
11/21/05	Tronox Inc	244.7	10	2	8	10
03/16/05	PanAmSat Holding Corp	900.0	10	3	7	10
02/15/05	Wright Express Corp	720.0	10	3	7	10
02/08/05	Valor Communications Group Inc	506.7	10	3	7	10
01/20/05	Celanese Corp	800.0	10	5	5	10
08/08/05	Seaspan Corp	605.8	9	4	5	9
08/04/05	Dresser-Rand Group Inc	652.1	9	3	6	9
12/15/05	Spansion Inc	567.2	8	2	6	8
09/22/05	Global Cash Access LLC	256.0	8	2	6	8
08/10/05	Refco Inc	670.5	8	3	5	8
07/14/05	Quintana Maritime Ltd	220.9	8	2	6	8
06/28/05	Neustar Inc	695.8	8	4	4	8
05/05/05	Bois d Arc Energy LLC	175.5	8	1	7	8
02/13/06	Morgans Hotel Group	360.0	7	2	5	7
02/02/06	Healthspring Inc	421.6	7	3	4	7
12/15/05	Emergency Medical Services Corp	113.4	7	2	5	7
12/08/05	Basic Energy Services Inc	287.5	7	2	5	7
10/12/05	Double Hull Tankers Inc	199.8	7	2	5	7
10/11/05	TAL International Group	225.0	7	4	3	7
08/16/05	Rockwood Holdings Inc	469.4	7	4	3	7
08/10/05	CF Industries Holdings Inc	759.0	7	2	5	7
08/08/05	Ruth’s Chris Steak House Inc	269.1	7	3	4	7
05/04/05	Lazard Ltd	854.6	7	5	2	7
	International Securities
03/08/05	Exchange Inc	208.0	7	2	5	7
02/14/05	Alpha Natural Resources LLC	644.6	7	3	4	7
02/09/05	Syniverse Holdings	281.9	7	3	4	7
01/27/05	Dollar Financial Corp	120.0	7	2	5	7